UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

UNITED COMPANIES CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

909864100
(CUSIP Number)

JEFFREY WILLIAM MORRIS
2148 NE 24TH STREET
WILTON MANORS, FL 33305
PH: 954-319-0122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

SCHEDULE 13D
CUSIP No. 909864100	Page 1 of 5 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JEFFREY WILLIAM MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	࿇
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 27,477,941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,477,941
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,477,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	࿇
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON* IN

ATTACHMENT

CUSIP No. 909864100

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of United Companies Corporation, a Nevada corporation (the “Company” or “Issuer”). The principal executive offices of Company are located at 940 NW 1st Street, Fort Lauderdale, FL 33311.

Item 2. Identity and Background.

(a) through (f):

This statement of beneficial ownership on Schedule 13D is being filed by Jeffrey William Morris (“Morris” or a “Reporting Person”).

Reporting Person's principal occupation is management consulting. The business address for the Reporting Person is 2148 NE 24th Street, Wilton Manors, FL 33305.

The Reporting Person has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Morris is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

This filing represents beneficial ownership of 27,477,941 shares, of which 6,049,369 shares are Common Stock, which were acquired as follows:

(1)	360,000 shares were purchased by Morris with his own funds.

(2)	5,689,369 shares were acquired through the cashless exercise of stock options granted to Morris by the Company pursuant to a Consulting Agreement dated January 1, 2005 (the "Agreement").

The remaining 21,428,572 shares are issuable upon the exercise of options at an exercise price of $0.007 per share, which were granted pursuant to the Agreement.

Item 4. Purpose of Transaction.

Reporting Person has exercised certain options pursuant to the Agreement.

Except as otherwise set forth in this item 4, the Reporting Person has no present plans or proposals which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)
any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)	any other material change in the Issuer’s business or corporate structure;

(vii)	changes in the Issuer’s Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(viii)	causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(x)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of July 25, 2007, the Reporting Person beneficially owned 27,477,941 shares of Common Stock, constituting to the best of his knowledge, 14.7% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him.

(c)  Except as otherwise disclosed herein, the Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

Item 7. Material to be Filed as an Exhibit.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2007	/s/ Jeffrey William Morris
Jeffrey William Morris